     As filed with the Securities and Exchange Commission on July 12, 1999
                                                       Registration No. 5-43547
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 4 to
                               (Final Amendment)
                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             ST. JOHN KNITS, INC.
                             (Name of the Issuer)

                             ST. JOHN KNITS, INC.
                  ST. JOHN KNITS INTERNATIONAL, INCORPORATED
                             SJKACQUISITION, INC.
                            PEARL ACQUISITION CORP.
                                ROBERT E. GRAY
                                  MARIE GRAY
                                 KELLY A. GRAY
                           VESTAR/GRAY INVESTORS LLC
                           VESTAR/SJK INVESTORS LLC
                       VESTAR CAPITAL PARTNERS III, L.P.
                          VESTAR ASSOCIATES III, L.P.
                       VESTAR ASSOCIATES CORPORATION III
                     (Name of Person(s) Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  790289 102
                     (CUSIP Number of Class of Securities)

        Robert E. Gray                     Roger G. Ruppert                    James P. Kelley
    Chief Executive Officer         Senior Vice President-Finance             Managing Director
   and Chairman of the Board         and Chief Financial Officer         Vestar Capital Partners III, L.P.
     St. John Knits, Inc.     St. John Knits International, Incorporated      1225 17th Street
      17422 Derian Avenue                17422 Derian Avenue                     Suite 1660
   Irvine, California 92614            Irvine, California 92614            Denver, Colorado 80202
        (949) 863-1171                      (949) 863-1171                     (303) 292-6300

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                --------------

                                  Copies to:

       David A. Krinsky, Esq.                  Brian J. McCarthy, Esq.           Philip T. Ruegger III, Esq.
       O'Melveny & Myers LLP          Skadden, Arps, Slate, Meagher & Flom, LLP  Simpson Thacher & Bartlett
610 Newport Center Drive, 17th Floor     300 South Grand Avenue, Suite 3400         425 Lexington Avenue
Newport Beach, California 92660-6429        Los Angeles, California 90071       New York, New York 10017-3954
           (949) 760-9600                          (213) 687-5000                      (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[_] The filing of a registration statement under the Securities Act of 1933. c.[_] A tender offer.
d.[_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

================================================================================

  This Amendment No. 4 (the "Statement") is the Final Amendment to the Rule 13e-3 Transaction Statement made by St. John Knits, Inc., a California corporation (the "Company"), St. John Knits International, Incorporated, a Delaware corporation ("SJKI"), Pearl Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Vestar/Gray Investors LLC ("Pearl"), SJKAcquisition, Inc., a California corporation and direct wholly owned subsidiary of SJKI ("SJKAcquisition"), Robert E. Gray, Marie Gray, Kelly A. Gray, Vestar/Gray Investors LLC, Vestar/SJK Investors LLC, Vestar Capital Partners III, L.P., Vestar Associates III, L.P. and Vestar Associates Corporation III.

  This Statement amends the Rule 13e-3 Transaction Statement filed by such parties with the Securities and Exchange Commission on March 1, 1999, as amended on April 28, 1999, May 17, 1999 and May 26, 1999. All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Statement as previously amended.

  This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation on July 7, 1999 of (a) the merger of SJKAcquisition with and into the Company (the "Reorganization Merger") and (b) the merger of Pearl with and into SJKI (the "Acquisition Merger" and together with the Reorganization Merger, the "Mergers"), as contemplated by the Agreement and Plan of Merger, dated as of February 2, 1999 (the "Merger Agreement"), by and among the Company, SJKI, Pearl and SJKAcquisition.

Item 3. Past Contacts, Transactions or Negotiations

The information set forth in Item 3 is hereby amended and supplemented as follows:

(a)(2) On July 7, 1999, the Reorganization Merger became effective at 5:00 a.m., California time, as set forth in the Agreement of Merger previously filed with the Secretary of State of California, and the Acquisition Merger became effective by filing the Certificate of Merger with the Secretary of State of Delaware. On July 7, 1999, the Company issued a press release announcing the consummation of the Mergers. A copy of the press release is set forth as Exhibit (d) and incorporated herein by reference.

Item 6. Source and Amounts of Funds or Other Consideration

The information set forth in Item 6 is hereby amended and supplemented as follows:

(a) On July 7, 1999, SJKI entered into a credit agreement (the "Credit Agreement") by and among SJKI, the Lenders from time to time party thereto and The Chase Manhattan Bank, as administrative agent. The Credit Agreement provides for a Tranche A term loan in the aggregate amount of $75 million, a Tranche B term loan in the aggregate amount of $115 million and a revolving credit facility in the aggregate amount of up to $25 million. SJKI also issued senior subordinated notes in the aggregate principal amount of $100 million pursuant to an indenture dated as of July 7, 1999 (the "Indenture") among SJKI, the Company, St. John Trademarks, Inc., St. John Italy, Inc. and St. John Home, LLC and The Bank of New York, as trustee. In addition, SJKI issued to Vestar/SJK Investors LLC 250,000 shares of 15 1/4% Exchangeable Preferred Stock due 2010 of SJKI (the "Preferred Stock"), having a $25 million aggregate liquidation preference. A copy of each of the Credit Agreement, the Indenture and the Certificate of Designations for the Preferred Stock is set forth as Exhibits (a)(1), (a)(2) and (a)(3), respectively, and incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

The information set forth in Item 11 is hereby amended and supplemented as follows:

The Preferred Stock referred to in Item 6(a) above was acquired by Vestar/SJK Investors LLC. The Preferred Stock will rank junior in right of payment to all liabilities and obligations of SJKI (other than common stock of SJKI and any preferred stock of SJKI which by its terms is on a parity with or junior to the Preferred Stock).

Vestar/SJK Investors LLC will be entitled to receive, when, as and if declared by the board of directors of SJKI, out of funds legally available therefor, dividends on the Preferred Stock at an annual rate equal to 15 1/4%, provided that if dividends are not paid on a dividend payment date, dividends shall continue to accrue on unpaid dividends. Dividends on the Preferred Stock may only be paid in cash if permitted under the Credit Agreement, the Indenture and other contractual arrangements of SJKI. Vestar/SJK Investors LLC will also be entitled to five demand registrations at the expense of SJKI. Vestar/SJK Investors LLC has agreed to waive its rights, as the holder of the Preferred Stock, to receive any premiums in excess of the liquidation preference under certain redemption provisions of the Certificate of Designations.

Item 16. Additional Information

The information set forth in Item 16 is hereby amended and supplemented as follows:

Reference is made to the information set forth in Items 3(a)(2), 6(a) and 11.

Item 17. Material to Be Filed as Exhibits

The information set forth in Item 17 is hereby amended and supplemented as follows:

(a)(1) Credit Agreement, dated July 7, 1999, by and among SJKI, the Lenders from time to time party thereto and The Chase Manhattan Bank, as administrative agent

(a)(2) Indenture, dated July 7, 1999, by and among SJKI, the Company, St. John Trademarks, Inc., St. John Italy, Inc. and St. John Home, LLC and The Bank of New York, as trustee

(a)(3) Certificate of Designations for 15 1/4% Exchangeable Preferred Stock due 2010 of SJKI

(d)    Press release dated July 7, 1999

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PEARL ACQUISITION CORP.

                                          By:                *
                                            ___________________________________


                                          ST. JOHN KNITS, INC.

                                          By:        /s/ Bob Gray
                                            ___________________________________
                                          Name:          Bob Gray


                                          ST. JOHN KNITS INTERNATIONAL,
                                           INCORPORATED

                                          By:        /s/ Bob Gray
                                            ___________________________________
                                          Name:          Bob Gray


                                          SJKACQUISITION, INC.

                                          By:                *
                                            ___________________________________


                                          BOB GRAY

                                          By:        /s/ Bob Gray
                                            ___________________________________
                                          Name:          Bob Gray


                                          MARIE GRAY

                                          By:       /s/ Marie Gray
                                            ___________________________________
                                          Name:         Marie Gray


                                          KELLY A. GRAY

                                          By:      /s/ Kelly A. Gray
                                            ___________________________________
                                          Name:        Kelly A. Gray

--------
*These entities did not survive the Mergers.

                                          VESTAR/GRAY INVESTORS LLC

                                          By its Managing Member:
                                           Vestar/SJK Investors LLC

                                          By its Managing Member:
                                           Vestar Capital Partners III, L.P.

                                          By its General Partner:
                                           Vestar Associates III, L.P.

                                          By its General Partner:
                                          Vestar Associates Corporation III

                                          By:   /s/ James P. Kelley
                                            ___________________________________
                                          Name:     James P. Kelley

                                          VESTAR/SJK INVESTORS LLC

                                          By its Managing Member:
                                           Vestar Capital Partners III, L.P.

                                          By its General Partner:
                                           Vestar Associates III, L.P.

                                          By its General Partner:
                                           Vestar Associates Corporation III

                                          By:   /s/ James P. Kelley
                                            ___________________________________
                                          Name:     James P. Kelley

                                          VESTAR CAPITAL PARTNERS III, L.P.

                                          By its General Partner:
                                           Vestar Associates III, L.P.

                                          By its General Partner:
                                           Vestar Associates Corporation III

                                          By:   /s/ James P. Kelley
                                            ___________________________________
                                          Name:     James P. Kelley

                                          VESTAR ASSOCIATES III, L.P.

                                          By its General Partner:
                                           Vestar Associates Corporation III

                                          By:   /s/ James P. Kelley
                                            ___________________________________
                                          Name:     James P. Kelley

                                          VESTAR ASSOCIATES CORPORATION III

                                          By:   /s/ James P. Kelley
                                            ___________________________________
                                          Name:     James P. Kelley

July 12, 1999

                                 EXHIBIT INDEX

 Exhibit
 Number  Exhibit
 ------- -------
 (a)(1)  Credit Agreement, dated July 7, 1999, by and among SJKI, the Lenders from time to time party thereto and The Chase Manhattan Bank, as administrative agent
 (a)(2)  Indenture, dated July 7, 1999, by and among SJKI, the Company, St.
         John Trademarks, Inc., St. John Italy, Inc. and St. John Home, LLC and
         The Bank of New York, as trustee
 (a)(3)  Certificate of Designations for 15 1/4% Exchangeable Preferred Stock
         due 2010 of SJKI
 (d)     Press release dated July 7, 1999